Exhibit 99.1

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Monday June 30, 2025

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ATHAAE	OPTION EXPIRING 29-NOV-2026 EX $0.0375	4,250,000	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	30/06/2025

ATHAAG	OPTION EXPIRING 29-NOV-2026 EX $0.0238	400,000	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	30/06/2025

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

30/6/2025

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375

Unquoted +equity securities that have ceased

Number of securities that have ceased

4,250,000

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
30/6/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

Lapse due to employee resignation.

ASX +Security Code and Description

ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238

Unquoted +equity securities that have ceased

Number of securities that have ceased

400,000

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
30/6/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

Lapse due to contractor cessation.

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	9,127,370,686

ATHO : OPTION EXPIRING 31-AUG-2026	932,611,269

ATHOA : OPTION EXPIRING 26-FEB-2027	1,222,300,911

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	10,000,000

ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,500,000

ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000

ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000

ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000

ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000

ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667

ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	120,000,000

ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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